Exhibit 99.2

CAN-FITE BIOPHARMA LTD.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2016

UNAUDITED

INDEX

Page

Interim Condensed Consolidated Statements of Financial Position	2 - 3

Interim Condensed Consolidated Statements of Comprehensive Loss	4

Interim Condensed Consolidated Statements of Changes in Equity	5 - 6

Interim Condensed Consolidated Statements of Cash Flows	7 - 8

Notes to Interim Condensed Consolidated Financial Statements	9 - 15

- - - - - - - - - - -

CAN-FITE BIOPHARMA LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

In thousands (except for share and per share data)

	Convenience translation into U.S. dollars
	June 30,	June 30,	December 31,
	2016	2016	2015
	Unaudited		Audited
	USD	NIS

ASSETS

CURRENT ASSETS:

Cash and cash equivalents	12,070	46,422	66,026
Other receivable and prepaid expenses	1,717	6,604	2,419

Total current assets	13,787	53,026	68,445

NON-CURRENT ASSETS:

Lease deposits	7	27	27
Property, plant and equipment, net	62	237	236

Total long-term assets	69	264	263

Total assets	13,856	53,290	68,708

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

CAN-FITE BIOPHARMA LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

In thousands (except for share and per share data)

	Convenience translation into U.S. dollars
	June 30,	June 30,	December 31,
	2016	2016	2015
	Unaudited		Audited
	USD	NIS

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

Trade payables	635	2,442	1,803
Deferred revenues	223	857	857
Other accounts payable	742	2,855	4,279

Total current liabilities	1,600	6,154	6,939

NON-CURRENT LIABILITIES:

Warrants exercisable into shares	3,419	13,151	16,725
Deferred revenues	836	3,213	3,641
Severance pay, net	167	643	630

Total long-term liabilities	4,422	17,007	20,996

CONTINGENT LIABILITIES AND COMMITMENTS

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:

Share capital	1,830	7,039	7,030
Share premium	86,550	332,873	332,873
Capital reserve from share-based payment transactions	5,194	19,976	19,288
Warrants exercisable into shares (series 10-12)	2,336	8,983	8,983
Treasury shares, at cost	(943)	(3,628)	(3,628)
Accumulated other comprehensive loss	(365)	(1,403)	(1,401)
Accumulated deficit	(86,859)	(334,062)	(322,876)

Total equity attributable to equity holders of the Company	7,743	29,778	40,269

Non-controlling interests	91	351	504

Total equity	7,834	30,129	40,773

Total liabilities and equity	13,856	53,290	68,708

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

CAN-FITE BIOPHARMA LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

In thousands (except for share and per share data)

	Convenience translation into U.S. dollars
	Six months ended June 30,
	2016	2016	2015
	Unaudited
	USD	NIS	NIS

Revenues	111	428	271

Research and development expenses	2,592	9,968	5,751
General and administrative expenses	1,299	4,996	4,670

Operating loss	3,780	14,536	10,150

Finance expenses	149	575	1,005
Finance income	(978)	(3,761)	(2,886)

Net loss	2,951	11,350	8,269

Other comprehensive loss (income):
Adjustments arising from translating financial statements of foreign operations	1	3	(370)

Total comprehensive loss	2,952	11,353	7,899

Net loss attributable to:
Equity holders of the Company	2,908	11,186	7,898
Non-controlling interests	43	164	371

	2,951	11,350	8,269

Total comprehensive loss attributable to:
Equity holders of the Company	2,909	11,188	7,594
Non-controlling interests	43	165	305

	2,952	11,353	7,899

Net loss per share attributable to equity holders of the Company :
Basic and diluted net loss per share	0.10	0.40	0.37
Basic and diluted net loss per share	0.10	0.40	0.37

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

CAN-FITE BIOPHARMA LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

NIS in thousands (except for share and per share data)

	Attributable to equity holders of the Company
	Share capital	Share premium	Capital reserve from share-based payment transactions	Warrants exercisable into shares	Treasury shares	Accumulated other comprehensive income (loss)	Accumulated deficit	Total	Non- controlling interests	Total equity
	NIS

Balance as of January 1, 2016	7,030	332,873	19,288	8,983	(3,628)	(1,401)	(322,876)	40,269	504	40,773

Loss	-	-	-	-	-	-	(11,186)	(11,186)	(164)	(11,350)
Adjustments arising from translating financial statements of foreign operations	-	-	-	-	-	(2)	-	(2)	(1)	(3)

Total comprehensive income (loss)	-	-	-	-	-	(2)	(11,186)	(11,188)	(165)	(11,353)
Share-based payment	9	-	688	-	-	-	-	697	12	709

Balance as of June 30, 2016 (unaudited)	7,039	332,873	19,976	8,983	(3,628)	(1,403)	(334,062)	(29,778)	351	30,129

Balance as of January 1, 2015	5,441	301,787	17,153	9,652	(3,628)	(1,015)	(304,150)	25,240	1,460	26,700

Loss	-	-	-	-	-	-	(7,898)	(7,898)	(371)	(8,269)
Foreign currency translation reserve	-	-	-	-	-	304	-	304	66	370

Total comprehensive income (loss)	-	-	-	-	-	304	(7,898)	(7,594)	(305)	(7,899)

Expire of warrants exercisable into shares	-	669	-	(669)	-	-	-	-	-	-
Share-based payment	-	-	72	-	-	-	-	72	55	127

Balance as of June 30, 2015 (unaudited)	5,441	302,456	17,225	8,983	(3,628)	(711)	(312,048)	17,718	1,210	18,928

The accompanying notes are an integral part of the interim consolidated financial statements.

CAN-FITE BIOPHARMA LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

US.dollars in thousands (except for share and per share data)

	Attributable to equity holders of the Company
	Share capital	Share premium	Capital reserve from share-based payment transactions	Warrants exercisable into shares	Treasury shares	Accumulated other comprehensive income (loss)	Accumulated deficit	Total	Non- controlling interests	Total equity
	Convenience translation into U.S. dollars

Balance as of January 1, 2016	1,828	86,550	5,015	2,336	(943)	(364)	(83,951)	10,471	131	10,602

Loss	-	-	-	-	-	-	(2,908)	(2,908)	(43)	(2,951)
Adjustments arising from translating financial statements of foreign operations	-	-	-	-	-	(1)	-	(1)	-	(1)

Total comprehensive income (loss)	-	-	-	-	-	(1)	(2,908)	(2,909)	(43)	(2,952)

Share-based payment	2	-	179	-	-	-	-	181	3	184

Balance as of June, 2016	1,830	86,550	5,194	2,336	(943)	(365)	(86,859)	7,743	91	7,834

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

CAN-FITE BIOPHARMA LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands (except for share and per share data)

	Convenience translation into U.S. dollars
	Six months ended June 30,
	2016	2016	2015
	Unaudited
	USD	NIS	NIS

Cash flows from operating activities:

Net loss	(2,951)	(11,350)	(8,269)

Adjustments to reconcile net loss to net cash used:

Depreciation of property, plant and equipment	9	35	30
Share-based payment	184	709	127
Increase (decrease) in severance pay, net	3	13	(10)
Changes in fair value of warrants liability exercisable into shares	(929)	(3,574)	(2,872)
Exchange differences on balances of cash and cash equivalents	(154)	(593)	(658)

	(887)	(3,410)	(3,383)
Working capital adjustments:
Decrease (Increase) in accounts receivable and prepaid expenses and lease deposit	(1,087)	(4,187)	535
Increase (decrease) in trade payables	176	678	(597)
Increase (decrease) in deferred revenues	(111)	(428)	4,870
Decrease in other accounts payable	(381)	(1,464)	(563)

	(1,404)	(5,401)	4,245

Net cash used in operating activities	(5,242)	(20,161)	(7,407)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

CAN-FITE BIOPHARMA LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands (except for share and per share data)

	Convenience translation into U.S. dollars
	Six months ended June 30,
	2016	2016	2015
	Unaudited
	USD	NIS	NIS

Cash flows from investing activities:

Purchase of property, plant and equipment	(9)	(36)	(143)

Net cash used in investing activities	(9)	(36)	(143)

Exchange differences on balances of cash and cash equivalents	154	593	658

Decrease in cash and cash equivalents	(5,097)	(19,604)	(6,892)
Cash and cash equivalents at the beginning of the period	17,167	66,026	36,091

Cash and cash equivalents at the end of the period	12,070	46,422	29,199

Supplemental disclosure of cash flow information:

Cash received during the year for interest	20	75	18

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

NOTES TO INTERIM CONDENSED CONSOLIDATED STATEMENTS (UNAUDITED)

NOTE 1:- GENERAL

a.	These financial statements have been prepared in a condensed format as of June 30, 2016 and for the six months then ended. These financial statements should be read in conjunction with the Company's annual consolidated financial statements as of December 31, 2015 and for the year then ended and accompanying.

b.	Definitions:

In these consolidated financial statements:

The Company	-	Can-Fite Biopharma Ltd.

The Group	-	The Company and its subsidiaries (as defined below).

Subsidiaries	-	Companies that are controlled by the Company (as defined in IAS 27 (2008)) and whose accounts are consolidated with those of the Company.

OphthaliX	-	OphthaliX Inc. (owned 82% by the Company).

Related company	-	Eye-Fite Ltd. (OphthaliX Inc.’s wholly owned subsidiary).

Related parties	-	As defined in IAS 24.

NIS	-	New Israeli Shekel.

USD	-	U.S. dollar.

c.	On July 5, 2016, OphthaliX released top-line results from its Phase II clinical trial of CF101 for the treatment of glaucoma. In this trial, no statistically significant differences were found between the CF101 treated group and the placebo group in the primary endpoint of lowering intra ocular pressure (“IOP”). High IOP is a characteristic of glaucoma. CF101 was found to have a favorable safety profile and was well tolerated.

d.	For the six months ended June 30, 2016, the Company incurred net losses of NIS 11,350 and had negative cash flows from operating activities in the amount of NIS 20,161 as well as accumulated losses from previous years. In addition, based on the decision of the Company's board of directors, the Company has undertaken to finance OphthaliX's clinical development at least until October 9, 2016. The Company has not yet generated any material revenues from sales of its own developed products, or license agreements, and has financed its activities by raising capital and by collaborating with multinational companies in the industry. In September and October 2015, the Company raised a net total of NIS 32,349 thousand (approximately $8,208 thousand) and NIS 16,410 thousand (approximately $4,300 thousand) respectively. For further information see Note 4. Also in March 2015, the Company received a net total of NIS 5,141 (CAD 1,650) upfront payment according to a distribution agreement with Cipher Pharmaceuticals, Inc. (“Cipher”) for future sales in Canada. For further information see Note 3. The Company has other alternative plans for financing its ongoing activities, if necessary, such as having the flexibility to control clinical trials costs and/or by monetizing the Company’s shares held by OphthaliX. There are no assurances that the Company will be successful in obtaining an adequate level of financing needed for its long-term research and development activities. If the Company will not have sufficient liquidity resources, the Company may not be able to continue the development of all of its products or may be required to delay part of its development programs.

NOTES TO INTERIM CONDENSED CONSOLIDATED STATEMENTS (UNAUDITED)

NOTE 1:- GENERAL (Cont.)

The Company's management and board of directors are of the opinion that these financial resources will be sufficient to continue the development of the company's products at least for twelve months from the balance sheet date.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation of the financial statements

The interim condensed consolidated financial statements for the six months period ended June 30, 2016 have been prepared in accordance with IAS 34, "Interim Financial Reporting".

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company's annual financial statements for the year ended December 31, 2015.

b.	Convenience translation

For the convenience of the reader, the reported NIS amounts as of June 30, 2016 have been translate into U.S. dollars at the representative rate of exchange on June 30, 2016  (U.S. $1 = NIS 3.846). The U.S. dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into U.S. dollars, unless otherwise indicated. The U.S. dollar amounts were rounded to whole numbers for convenience.

NOTE 3:- CONTINGENT LIABILITIES AND COMMITMENTS

a.	Liabilities to pay royalties:

1.	According to the license agreement that the Company entered into with the NIH on January 29, 2003, the Company committed to pay royalties until the expiration of the last patent licensed under the license agreement. The last patent under this agreement expired on June 29, 2015, and therefore except with respect to any amounts already accrued on the Company’s balance sheet, no future payments or royalties will be due.

NOTES TO INTERIM CONDENSED CONSOLIDATED STATEMENTS (UNAUDITED)

NOTE 3:- CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

As of June 30, 2016, the Company accrued NIS 1,635 thousand (approximately $425 thousand) in other accounts payable with respect to the NIH.

2.	According to the patent license agreement that the Company entered into with Leiden University in the Netherlands on November 2, 2009, which is affiliated with the NIH, the Company was granted an exclusive license for the use of the patents of several compounds, including CF602 in certain territories.

The Company is committed to pay royalties as follows:

a)	A one-time concession commission of €25 thousand;
b)	Annual royalties of €10 thousand until the clinical trials commence;
c)	2%-3% of net sales (as defined in the agreement) received by the Company;
d)	Royalties in a total amount of up to €850 thousand based on certain progress milestones in the license stages of the products, which are the subject of the patent under the agreement, as follows: (i) €50 thousand upon initiation of Phase I studies; (ii) €100 thousand upon initiation of Phase II studies; (iii) €200 thousand upon initiation of Phase III studies; and (iv) €500 thousand upon marketing approval by any regulatory authority.
e)	If the agreement is sublicensed to another company, the Company will provide Leiden University royalties at a rate of 10%. A merger, consolidation or any other change in ownership will not be viewed as an assignment of the agreement as discussed in this paragraph.

As of December 31, 2015, and as of June 30, 2016, no accrual is recorded with respect to Leiden University.

b.	Commitments and license agreements:

1.	In September 2006, the Company signed an exclusive license agreement regarding inflammatory indicators, including rheumatoid arthritis indicators (excluding eye disease indicators) with a public Japanese company, (the “Japanese Corporation”), for the use, development and marketing of the Company's CF101 drug in Japan only. Under the agreement, the Company received certain payments from the Japanese Corporation. In August 2015, the Company and the Japanese Corporation terminated the license agreement.

2.	In March 2015, the Company signed a distribution agreement with Cipher. As part of the distribution agreement, Cipher will distribute Can-Fite's lead drug candidate, CF101 ("Product") for the treatment of psoriasis and rheumatoid arthritis in the Canadian market upon receipt of regulatory approvals.

Under the terms of the agreement, Cipher made an upfront payment of NIS 5,141 thousand (CAD 1,650 thousand) to the Company in March 2015. In addition, the agreement provides that additional payments of up to CAD 2,000 thousand will be received by the Company upon the achievement of certain milestones plus royalty payments of 16.5% of net sales of CF101 in Canada. The agreement further provides that the Company will deliver finished product to Cipher and that Cipher will reimburse the Company for the cost of manufacturing.

NOTES TO INTERIM CONDENSED CONSOLIDATED STATEMENTS (UNAUDITED)

NOTE 3:- CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

Furthermore, under the distribution agreement, the Company shall be responsible for conducting product development activities including management of the clinical studies required in order to secure regulatory approvals, and shall use commercially reasonable efforts in conducting such activities. In addition, the Company agreed to form a joint steering committee with Cipher which will oversee the progress of the clinical studies.

The Company identified four components in the agreement: (i) performing the research and development services through regulatory approval; (ii) exclusive license to distribute the product in Canada; (iii) participation in joint steering committee; and,

(iv) royalties resulting from future sales of the product. Components (i) – (iii) were analyzed as one unit of accounting. Consequently, revenue from these components is recorded based on the term of the research and development services (which is the last deliverable in the arrangement). The Company estimates these services will spread over a period of 24 quarters beginning March 2015. Component (iv) was not accounted as part of the research and development services and will be recognized entirely upon the Company reaching sales stage.

3.	In December 2008, the Company signed an agreement regarding the provision of a license for its CF101 drug with a South Korean pharmaceutical company, Kwang Dong Pharmaceutical Co. Ltd. (the “Korean License Agreement” and the “Korean Company”, respectively). According to the license agreement, the Company granted the Korean Company a license to use, develop and market its CF101 drug for treating only rheumatoid arthritis only in the Republic of Korea.

According to the license agreement, the Company is entitled to receive the following amounts:

a)	A non-refundable amount of $300 thousand that was received on the effective date of the license agreement in 2006, and up to $1.2 million (gross) based on the Company's achievement of certain milestones as follows: (i) $200 thousand upon the public announcement of the data from the Can-Fite Phase II clinical trial (such amount was received and included in the Company's revenue for the year ended December 31, 2010); (ii) $200 thousand upon commencement of the first clinical study by the Korean Company in the Republic of Korea; (iii) $200 thousand upon submission by the Korean Company of a new drug application in the Republic of Korea; (iv) $300 thousand upon all approval, licenses or authorizations of any regulatory authority necessary for the commercial marketing, sale and use of the product in the United States, in the European Union as a whole or in any one of the following countries: Germany, Italy, the United Kingdom, France or Switzerland; and (v) $300 thousand upon commercial launch of the product in the Republic of Korea.

b)	The Company is entitled to annual royalties of 7% based on sales of CF101 in Korea as marketed by the Korean Company according to the Korean License Agreement.

NOTES TO INTERIM CONDENSED CONSOLIDATED STATEMENTS (UNAUDITED)

NOTE 3:- CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

As of December 31, 2015, and as of June 30, 2016, the Company estimates that such contingent payments are remote.

c.	Class action:

On June 29, 2015 the Company was served with a motion to approve a purported class action, naming the Company, its Chief Executive Officer and its directors as defendants. The motion was filed with the District Court of Tel-Aviv. The lawsuit alleges, among other things, that the Company misled the public with regard to disclosures concerning the efficacy of the Company’s drug candidate, CF101. The claimant alleges that he suffered personal damages of over NIS 73 thousand, while also claiming that the shareholders of the Company suffered damages of approximately NIS 125 million. The Company believes it has strong defense against these allegations and that the District Court should deny the motion to approve the class action, however, there is no assurance that the Company’s position will be accepted by the District Court. In such case the Company may have to divert attention of its executives to deal with this class action as well as incur expenses that may be beyond its insurance coverage for such cases, which cause a risk of loss and expenditures that may adversely affect its financial condition and results of operations.

NOTE 4:- EQUITY

a.	Composition of share capital:
	June 30, 2016		December 31, 2015
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of Shares
Ordinary shares of NIS 0.25 par value each	80,000,000	28,156,728	80,000,000	28,119,728

b.	Issue of shares and warrants and changes in equity:

1.	In October 2015, the Company granted an amount of 200,000 options to acquire up to 200,000 of the Company's ordinary shares to one of its directors at an exercise price of NIS 3.573 per share. The options will vest over a period of three years on a quarterly basis for 12 consecutive quarters from the date of the grant. The term of the options is 10 years.

2.	On May 26, 2016, the Company's board of directors approved a grant of 64,000 shares of the Company to its service provider. Pursuant to the agreement with the service provider, and as partial consideration, the Company issued 37,000 ordinary and agreed to issue an additional 37,000 ordinary shares within 180 days, provided that the agreement was not terminated. As of June 30, 2016 the Company recorded an amount of NIS 188 thousand for share based payment expenses relating to this transaction.

NOTES TO INTERIM CONDENSED CONSOLIDATED STATEMENTS (UNAUDITED)

NOTE 4:- EQUITY (Cont.)

In addition, the Company's board of directors approved a grant of 20,000 options exercisable up to 20,000 Ordinary Shares of the Company to one of its advisers at an exercise price of 5.376 NIS per Share. The options will vest on a quarterly basis for a period of 48 months from the grant date.

c.	Warrants classified as equity:

1.	The Company had 12,168,000 registered warrants (Series 9) that were exercisable into 486,720 ordinary shares of the Company for an exercise price of NIS 21.25 per share. These warrants expired on May 1, 2015.

2.	The Company has 39,042,000 registered warrants (Series 10) that are exercisable into 1,561,680 ordinary shares of the Company for NIS 9.85 per share. The warrants were originally exercisable until October 31, 2015. In November 2015, the Company's Special General Meeting of its Shareholders approved an extension of the term of the Company’s Series 10 Warrants until October 31, 2016, and to allow the exercise of the Series 10 Warrants on any trading day.

3.	The Company has 37,372,500 registered warrants (Series 11) that are exercisable into 1,494,900 ordinary shares of the Company for NIS 9.80 per share. The warrants were originally exercisable until April 30, 2016. In April 2016, the Company's Special General Meeting of its Shareholders approved an extension of the term of the Company’s Series 11 Warrants until October 31, 2016, and to allow the exercise of the Series 11 Warrants on any trading day.

4.	The Company has 1,470,000 registered warrants (Series 12) that are exercisable into 1,470,000 ordinary shares of the Company for NIS 15.29 per share. The warrants are exercisable until October 22, 2016.

d.	In February 2016, the Company's board of directors approved a grant of unlisted options exercisable into 160,000 of the Company's ordinary shares to three of its employees and one senior officer for an exercise price of NIS 4.317 per shares. The options vest on a quarterly basis for a period of 48 months from the grant date.

NOTES TO INTERIM CONDENSED CONSOLIDATED STATEMENTS (UNAUDITED)

NOTE 5:- TRANSACTIONS WITH RELATED PARTIES

The following table provides the total amount of transactions that have been entered into with related parties during the six months ended June 30, 2016 and 2015:

	Six months ended June 30,
	2016	2015
	NIS in thousands

Management and consulting fees and share based payment	964	525

Other expenses	23	24

Patent expenses	331	253

Directors' fee and share-based payment	214	264

As of June 30, 2016 and December 31, 2015, there were no outstanding balances with related parties.

NOTE 6:-    FINANCIAL INSTRUMENTS

The Company's warrants exercisable into shares liability are classified as level 3 (valuations based on unobservable inputs reflecting assumptions, consistent with reasonably available assumptions made by other market participants). The carrying amount of cash and cash equivalents, accounts receivables, trade payables and other accounts payable approximate their fair value.